UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 700, 1090 West Georgia Street

Vancouver, British Columbia V6E 3V7 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: February 27, 2023	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXPLANATORY NOTE

On February 9, 2023, the Form 6-K was filed that included Exhibit 99.1 - News Release that announced a close of a financing.  This Amendment No. 1 is to include two additional Exhibits, 99.2 & 99.3 that were not included in the original filing.  These two exhibits are news releases announcing and upsizing of the financing that closed on February 9th.

Other than as expressly set forth above, this Form 6K-A does not, and does not purport to, amend, updated or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.2	News Release Announcing Brokered Private Placement
99.3	News Release Announcing the Upsizing of the Brokered Private Placement